USA Compression Partners, LP

100 Congress Avenue, Suite 450

Austin, Texas 78701

(512) 473-2662

April 21, 2014

Via EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-193724) of USA Compression Partners, LP

Dear Ms. Ransom:

On behalf of USA Compression Partners, LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on April 23, 2014, or as soon thereafter as practicable.  As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Partnership hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

USA COMPRESSION PARTNERS, LP

By:	USA Compression GP, LLC, its general partner

By:	/s/ J. Gregory Holloway
Name:	J. Gregory Holloway
Title:	Vice President, General Counsel and Secretary

Signature Page to Acceleration Request